Exhibit 99.14

AMENDMENT AGREEMENT

TO THE INVESTMENT AGREEMENT

RE WERIDE INVESTMENT

between

RENAULT S.A.S.

MITSUBISHI MOTORS CORPORATION

NISSAN MOTOR CO., LTD.

and

ALLIANCE VENTURES B.V.

relating to

the investment agreement with respect to WeRide Inc. through Alliance Ventures B.V.

dated as of July 22, 2025

THIS AMENDMENT AGREEMENT (the Agreement) is dated July 22, 2025 and made between:

(1)	Renault s.a.s., a company (société par actions simplifiée) under the laws of France, having its registered office address at 122 Avenue du Général Leclerc, 92100 Boulogne-Billancourt, France, registered with the trade register of Nanterre, France (Registre du Commerce et des Sociétés of Nanterre) under number 780 129 987 (Renault);

(2)	Mitsubishi Motors Corporation, a company organized and existing under the laws of Japan, having its registered office at 1-21, Shibaura 3-chome, Minato-ku, Tokyo 108-8410, Japan, registered with the trade register of Tokyo, Japan (Legal Affairs Bureau Tokyo, Japan) under number 0104-01-029044 (MMC);

(3)	Nissan Motor Co., Ltd., a company organized and existing under the laws of Japan, having its registered office at No. 2 Takaro-cho, Kanagawa-ku Yokohama-shi, Kanagawa 220-8623, Japan, registered with the trade register of Yokohama, Japan (Legal Affairs Bureau Yokohama, Japan) under number 0200-01-031109 (Nissan); and

(4)	Alliance Ventures B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Boeingavenue 275, 1119 PD, Schiphol-Rijk, the Netherlands, registered with the Dutch trade register under number 70350426 (Company);

Parties (1) through (3) are also jointly referred to as the Shareholders or the Alliance and individually as a Shareholder;

Parties (1) through (4) are also jointly referred to as the Parties and individually as a Party;

WHEREAS:

(A)	on 26 July 2024, the Company, WeRide Inc., a company organized under the laws of the Cayman Islands (WeRide) and the founders of WeRide have entered into a nominating and support agreement pursuant to which (a) the Company has the right to nominate two (2) directors on WeRide’s board of directors, and (b) the founders of WeRide have agreed, among other things, (i) that for so long as the director appointment rights under Article 87(b) of WeRide’s eighth amended and restated memorandum and articles of association (Post-US IPO M&AA) are applicable, to exercise such director appointment rights to elect such nominees to WeRide’s board of directors, and (ii) not to take any action, directly or indirectly, or cause his affiliated entities to take any action, directly or indirectly, to amend, alter, repeal or waive such director appointment rights under the Post-US IPO M&AA (Nominating Agreement);

(B)	the Parties to this Agreement are a party to an investment agreement dated 1 October 2024, with respect to the investment of the Company in WeRide for the sole risk and benefit of each Renault and Nissan (10/2024 Investment Agreement);

(C)	in Clause 3.1 of the 10/2024 Investment Agreement, the Parties have laid down agreements regarding exercise of the right of the Company to nominate persons to serve as board member in WeRide on behalf of the Company pursuant to the Nominating Agreement;

(D)	WeRide has proposed to raise capital through a dual primary listing of its Class A ordinary shares, par value US$0.00001 per share on the Main Board of The Stock Exchange of Hong Kong Limited (HK IPO), and, in connection therewith, to amend the Post-US IPO M&AA to remove the director appointment rights to fulfil relevant requirements of The Stock Exchange of Hong Kong Limited;

(E)	in connection with the HK IPO, the Nominating Agreement shall be terminated and the Company and the founders of WeRide shall enter into a new voting agreement pursuant to which (a) the Company shall have the right to designate individuals for nomination or appointment as members of WeRide’s board of directors (Nominees), and (b) each of the founders of WeRide shall undertake, among other things, that he shall, and shall cause his affiliated entities to, to the extent in compliance with applicable laws, take such actions as are necessary or desirable to cause such Nominees to be appointed or nominated for election, and to be elected to WeRide’s board of directors, including, without limitation, to vote or execute consents with respect to all shares of WeRide (including any shares represented by American depositary shares) or other voting securities of WeRide held or beneficially owned directly or indirectly by him or his respective affiliated entities at any meeting of the shareholders of WeRide at which a vote is held to elect a director or otherwise pursuant to any written consent of shareholders of WeRide, and to nominate such Nominees for election as members of WeRide’s board of directors through a shareholder proposal, if not in included in the slate proposed by the nomination committee of WeRide’s board of directors (Voting Agreement);

(F)	the Shareholders wish to amend the 10/2024 Investment Agreement pursuant to the terms of this Agreement.

IT IS AGREED as follows:

1	Definitions

Capitalised terms used but not defined in this Agreement shall have the meaning given thereto in the 10/2024 Investment Agreement.

2	Amendment

2.1	The amendment set out in this Agreement is effective from the earliest to occur of: (1) the HK IPO, and (2) the effectiveness of the termination of the Nominating Agreement by the parties thereto.

2.2	The Parties agree that Clause 3.1 of the 10/2024 Investment Agreement will be amended to read as follows:

3.1	WeRide Board Members

3.1.1	The Parties acknowledge and agree that, for as long as the Company has the right to designate two persons for nomination or appointment as board members in WeRide on behalf of the Company (Board Members and each a Board Member) pursuant to the voting agreement (to be) entered into between the founders of WeRide (Founders) and the Company, as amended, restated or replaced from time to time (Voting Agreement):

(a)	Renault shall have the exclusive right to submit a proposal in respect of one of the persons who serves as a Board Member; and

(b)	Nissan shall have the exclusive right to submit a proposal in respect of one of the persons who serves as a Board Member,

provided that (i) the proposed Board Member is capable of duly representing the interests of the Company and all the Shareholders in WeRide and (ii) the proposal in respect of the Board Member is in accordance with the provisions of the Joint Venture Agreement and the Investment Policy Statement.

3.1.2	Upon the Voting Agreement becoming effective, the Company will have the right to designate two persons for nomination or appointment as Board Members. If the Company sells shares in WeRide equal to between one percent (1%) and two percent (2%) of the then current fully diluted share capital of WeRide, the Company will have the right to only designate one person for nomination or appointment as a Board Member. The Company will lose the right to designate persons for nomination or appointment as a Board Member completely, if the Company sells shares in WeRide equal to two percent (2%) or more of the then current fully diluted share capital of WeRide.

3.1.3	The Parties acknowledge and agree that, if and for as long as the Company has the right to designate only one person for nomination or appointment as a Board Member pursuant to the Voting Agreement, the exclusive right to submit a proposal in respect of the person for nomination or appointment as the Board Member shall be vested in either Renault or Nissan, depending on for (the risk and benefit of) which of them the Company holds the highest number of shares in WeRide provided that (i) the proposed Board Member is capable of duly representing the interests of the Company and all the Shareholders in WeRide and (ii) the proposal in respect of the Board Member is in accordance with the provisions of the Joint Venture Agreement and the Investment Policy Statement.

3.1.4	For the purpose of determination for (the risk and benefit of) which of Renault and Nissan the Company holds the highest number of shares in WeRide, respectively, as referred to in Clause 3.1.3:

(a)	the Renault IPO Shares and the (converted) Renault’s Current Shares, and any equity securities in WeRide exchanged therefore, or converted, derived or accrued therefrom, each at such stage held and administered by the Company on the Brokerage Account Renault, shall count toward the number of shares in WeRide held by the Company for (the risk and benefit of) Renault, and

(b)	the Nissan IPO Shares and the (converted) Nissan’s Current Shares, and any equity securities in WeRide exchanged therefore, or converted, derived or accrued therefrom, each at such stage held and administered by the Company on the Brokerage Account Nissan, shall count toward the number of shares in WeRide held by the Company for (the risk and benefit of) Nissan.

3.1.5	Subject to Clauses 3.1.1 and 3.1.3, the Company hereby commits to take the relevant Management Board and, as the case may be, Supervisory Board resolutions in order to implement the proposal of Renault and/or Nissan in respect of the Board Member(s).

3.1.6	In case of any joint discussion among the Parties on the sale of any of the (converted) Company’s WeRide Shares, resulting therein that the Company no longer has the right to designate two persons for nomination or appointment as Board Member but only has the right to designate one person for nomination or appointment as a Board Member pursuant to the Voting Agreement, Renault may, as it seems necessary, bring up a discussion on the governance related to the allocation of the right of submit proposal in respect of the person for nomination or appointment as such Board Member.

3.1.7	The Parties agree that for the period that Nissan and/or Renault has the right to submit a proposal in respect of the person(s) for nomination or appointment as the Board Member(s) pursuant to Clause 3.1.1 or 3.1.3, Nissan’s right to submit a proposal in respect of the person for nomination or appointment as the board member in WeRide on behalf of the Company pursuant to clause 1.2.3 the 2021 Side Letter is suspended.

3.1.8	To the extent permitted by the relevant agreements entered (or to be entered) into between the Company and WeRide and/or the Founders, as applicable, the Board Member(s) will disclose and provide board materials and key board information (including confidential information) in relation to WeRide to the Company, especially for the Company to be able to conduct its duty as regards the Company’s investments in WeRide (being the Current Investment, the Renault WeRide Participation and the Nissan WeRide Participation).

3	Continuity

3.1	The provisions of the Joint Venture Agreement, the 2021 Side Letter, the 2024 Investment Agreement (as far as relevant to the RSU Transaction, the Renault RSU Participation, the Renault RSU Shares, the Renault RSU Contribution, the Nissan RSU Participation, the Nissan RSU Shares and the Nissan RSU Contribution (all as defined in the 2024 Investment Agreement)) and the 10/2024 Investment Agreement shall, save as amended by this Agreement, continue in full force and effect.

3.2	The rights and obligations under the Joint Venture Agreement, the 2021 Side Letter, the 2024 Investment Agreement (as far as relevant to the RSU Transaction, the Renault RSU Participation, the Renault RSU Shares, the Renault RSU Contribution, the Nissan RSU Participation, the Nissan RSU Shares and the Nissan RSU Contribution) and the 10/2024 Investment Agreement are not terminated, novated or waived, unless as explicitly otherwise contemplated in this Agreement.

4	MISCELLANEOUS

4.1	Incorporation of terms

Clauses 1.2 (Interpretation), 13 (Confidentiality), 17 (Conflict with Articles of Association), 18.1 (Further assurances), 18.2 (Costs and expenses), 18.5 (Remedies), 18.6 (Waiver and variation) and 18.8 (Severability) of the Joint Venture Agreement shall be incorporated into this Agreement (with such conforming changes as the context requires) as if set out in full in this Agreement.

4.2	Governing Law and Jurisdiction

4.2.1	This Agreement and any obligations arising out of or in connection with it are governed by and shall be construed in accordance with the laws of the Netherlands.

4.2.2	Before arbitration proceedings, other than for urgent interim or protective measures, may be commenced or the Independent Expert procedure may be initiated under clause 12.3 of the Joint Venture Agreement in respect of any disputes arising out of or in connection with this Agreement, the Parties shall first endeavour to resolve such dispute in accordance with clause 6 of the Joint Venture Agreement.

4.2.1	Except as expressly otherwise provided in this Agreement and subject to Clause 4.2.2, any disputes arising out of or in connection with this Agreement, including regarding the existence or validity of this Agreement, and any obligations arising out of or in connection with this Agreement, shall, unless settled on an amicable and unanimous basis as described in clause 6 of the Joint Venture Agreement, be finally settled by arbitration in The Hague in the English language under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. Each Shareholder hereto will be bound by the arbitration award rendered. The arbitration proceedings, including the arbitration award rendered, shall be confidential.

4.3	Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

This AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SIGNATURE PAGE

Signed for and on behalf of Renault s.a.s. by:

/s/ Duncan Minto
Name:	Duncan Minto
Title:	Interim Chief Executive Officer

Signed by and on behalf of Nissan Motor Co. Ltd. by:

/s/ Ivan Espinosa
Name:	Ivan Espinosa
Title:	Chief Executive Officer / President

Signed by and on behalf of Mitsubishi Motors Co. by:

/s/ Takao Kato
Name:	Takao Kato
Title:	Chief Executive Officer

Signed by and on behalf of the Company by:

/s/ V.T.M.J. Sarlat-Depotte
Name:	V.T.M.J. Sarlat-Depotte
Title:	Chairperson